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Exhibit 3.3
                            Intermet Corporation

              Amendment to Article III, Section 2, of the By-Laws

                           Effective April 16, 1998

Pursuant to a resolution of the Board of Directors of Intermet Corporation (the "Corporation") adopted on January 30, 1998, the first sentence of Section
2 (Number, Election and Term) of Article III (Directors) of the By-Laws of the Corporation was amended to decrease the number of directors which shall constitute the whole board to nine (9), from up to fifteen (15).
Pursuant to the Board's resolution, this amendment becomes effective on the date of the next Annual Meeting of Shareholders, Thursday, April 16, 1998. Accordingly, Section 2 of Article III of the By Laws of the Corporation is amended to read in full as follows, effective April 16, 1998:

    Section 2. Number, Election and Term. The number of directors which shall constitute the whole board shall be nine (9). Provided, however, the number of directors may be increased or decreased from time to time by the board of directors by amendment of this by-law, but no decrease shall have the effect of shortening the term of an incumbent director. Except as hereinafter provided, the directors shall be elected by plurality vote at the annual meeting of shareholders, and each director elected shall hold office until his successor is elected and qualified or until his earlier resignation, removal from office or death. Directors shall be natural persons who have attained the age of 18 years, but need not be residents of the State of Georgia or shareholders of the corporation.